UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-57421

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     FIDELITY SOUTHERN CORPORATION TAX DEFERRED 401(k) SAVINGS PLAN (f/k/a FIDELITY NATIONAL CORPORATION TAX DEFERRED 401(k) SAVINGS PLAN)

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fidelity Southern Corporation
3490 Piedmont Road, Suite 1550
Atlanta, GA 30305

REQUIRED INFORMATION

     The financial statements and schedules for the plan included in this annual report have been prepared in accordance with the financial reporting requirements of ERISA.

     The consent of Ernst & Young LLP is filed as an exhibit to this annual report.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Fidelity Southern Corporation Tax Deferred 401(K) Savings Plan

December 31, 2003 and 2002 and Year Ended December 31, 2003
with Report of Independent Registered Public Accounting Firm

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2003 and 2002 and Year Ended December 31, 2003

Contents

Report of Independent Registered Public Accounting Firm	l
Audited Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	10
EX-23.1 CONSENT OF ERNST & YOUNG LLP

Report of Independent Registered Public Accounting Firm

Plan Administrator
Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 4, 2004
Atlanta, Georgia

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$8,707,849	$6,567,674
Contributions receivable	42,698	39,261

Total assets	8,750,547	6,606,935
Liabilities
Refundable contributions	8,425	8,676

Net assets available for benefits	$8,742,122	$6,598,259

See accompanying notes to financial statements.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions
Investment income:
Interest and dividends	$90,215
Contributions:
Participants	880,029
Employer	298,151

Total Contributions	1,178,180
Net appreciation in fair value of investments	1,496,806

Total additions	2,765,201
Deductions
Distributions to participants	(621,338)

Total deductions	(621,338)

Net increase	2,143,863
Net assets available for benefits:
Beginning of year	6,598,259

End of year	$8,742,122

See accompanying notes to financial statements.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The following description of Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for the benefit of the employees of Fidelity Southern Corporation (the “Company” or the “Parent”) and Fidelity Bank, a wholly owned subsidiary of the Company, (“FB” or the “Bank”), collectively referred to as the “Companies”.

Effective January 1, 2001, the Plan was amended to change the match formula from 50% of the first 2% and 25% of the next 4% of employee contributions to a match of 50% of the first 6% of employee contributions. Under the Plan, all employees of the Companies who have attained age 21, completed one year of service as defined in the Plan are eligible to participate in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective May 9, 2003, the Plan’s name changed from the Fidelity National Corporation Tax Deferred 401(k) Savings Plan to the Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan.

Contributions

Contributions to the Plan are made by both the participants and the Companies. Participants may contribute through payroll deductions from 1% to 15% of their aggregate compensation.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

Notes to Financial Statements(continued)

1. Description of Plan (continued)

Contributions (continued)

The Companies make a matching contribution at a rate of 50% of the first 6% of each participant’s aggregate compensation contributed to the Plan subject to limitations as set forth in the Plan provisions. In addition, the Companies may make discretionary contributions to the Plan for participants employed on the last day of the Plan’s fiscal year. The Companies’ discretionary contributions are allocated based on a participant’s proportionate share of the total compensation paid during the Plan year to all participants in the Plan. The Company did not make a discretionary contribution to the Plan in 2003.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, investment earnings/losses thereon, and each participant’s interest in the Companies’ matching and any discretionary contributions.

Vesting

Participants are immediately 100% vested in their contributions plus actual investment earnings/losses thereon. Participants are vested in the Companies’ regular matching and discretionary contributions at a rate of 20% per year for each year of service (1,000 hours or more) after one year of service.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to reduce the Companies’ future contributions to the Plan. The total available forfeitures were $36,181 and $6,576 at December 31, 2003 and 2002, respectively. For the year ended December 31, 2003, employer contributions to the Plan were not reduced by funds from forfeited nonvested accounts.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

Notes to Financial Statements(continued)

1. Description of Plan (continued)

Distributions

Participants may receive distributions equal to the fair value of their vested account balances upon death, disability, retirement, or termination. Distributions may be in the form of a lump sum, installments or a combination of a lump sum and installments.

Administrative Expenses

The Company pays all administrative costs associated with the operation of the Plan.

Participant Loans

Participants may borrow up to an amount equal to the lesser of $50,000 or 50% of their vested account balances, but not less than $1,000. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prime rate as posted in the Wall Street Journal, plus one percent. Principal and interest are paid through semi-monthly payroll deductions.

Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

Notes to Financial Statements(continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risk and Uncertainties

The plan provides for investment in securities, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds and Fidelity Southern Corporation common stock are valued based on the quoted market price on the last business day of the year. Securities transactions are accounted for on the trade date. Participant loans are valued at their outstanding balances, which approximates fair value.

Investment income is allocated to participants based on their proportionate investment balances during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Federal Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated June 20, 2002 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

Notes to Financial Statements(continued)

3. Federal Income Tax Status (continued)

in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. Investments

During 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and
Unrealized
Appreciation in
Fair Value of
Investments
Common Stock:
Fidelity Southern Corporation Common Stock	$621,339
Mutual Funds:
American Funds Mutual Fund	141,298
Fidelity Investments Mutual Fund	60,915
MFS Investments Mutual Fund	142,732
PIMCO Investments Mutual Fund	6,273
Prudential Investments Mutual Funds	524,249

Total	$1,496,806

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

Notes to Financial Statements(continued)

4. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2003	2002
American Funds Euro Pacific Growth Fund	$621,112	$392,377
Fidelity Southern Corporation Common Stock	2,547,399	1,881,152
MFS Mid-Cap Growth Fund	578,313	336,984
Prudential Money Market Account	1,710,959	1,806,571
Prudential Stock Index Fund	845,422	515,264
Prudential Jennison Growth Fund	1,214,937	900,191

5. Transactions with Parties-in-Interest

At December 31, 2003 and 2002, the Plan held 192,257 and 188,322 shares of Fidelity Southern Corporation Common Stock, respectively. The fair value of this stock at December 31, 2003 and 2002 was $2,547,399 and $1,881,152, respectively. During 2003, the Plan received $47,538 in dividends on Fidelity Southern Corporation Common Stock.

6. Benefits Payable

The Plan had no approved but unpaid benefits payments at December 31, 2003.

Supplemental Schedule

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

EIN: 58-1174938 Plan Number 001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value
*	Prudential Investments	Active Balanced Fund	$169,288
*	Prudential Investments	Small Company Stock Fund	221,473
*	Prudential Investments	Stock Index Fund	845,422
*	Prudential Investments	Jennison Growth Fund	1,214,937
	MFS Investments	Mid-Cap Growth Fund	578,313
	PIMCO Investments	Total Return Fund	371,587
	American Funds Group	Euro Pacific Growth Fund	621,112
	Fidelity Investments	Advisory Growth and Income Fund	371,875
*	Fidelity Southern Corporation	Common Stock	2,547,399
*	Prudential Investments	Money Market Account	1,710,959
*	Participant Loans	Interest rates ranging from 5.8% to
		10.5%, due no later than 2011	55,484

			$8,707,849

* The above-identified parties represent parties-in-interest to the Plan.

Note: Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY SOUTHERN CORPORATION TAX DEFERRED 401(k) SAVINGS PLAN

By:	/s/ Stephanie Huckaby

Stephanie Huckaby
Plan Administrator
Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

Date: June 28, 2004